EXHIBIT 12.1
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Three months ended
	March 31,		Year ended December 31,
($ in thousands) (unaudited)	2009	2008	2008	2007	2006	2005	2004
Computation of Earnings
Net income	$3,836	$6,721	$20,590	$25,557	$25,377	$24,867	$23,591
Add: Provision for income taxes	1,024	2,260	5,778	9,351	9,382	8,910	8,311
Less: Income from discontinued operations, net of taxes	—	—	—	—	—	—	—
Less: Income (loss) from equity method investments, net of taxes	—	(1)	(77)	(21)	(161)	(364)	4

Income before income taxes	4,860	8,982	26,445	34,929	34,920	34,141	31,898
Fixed charges, excluding interest on deposits	1,729	1,926	8,062	9,302	8,535	6,218	5,014

Total earnings for computation, excluding interest on deposits	6,589	10,908	34,507	44,231	43,455	40,359	36,912
Interest on deposits	6,412	10,307	34,566	45,123	35,338	20,216	14,048

Total earnings for computation, including interest on deposits	$13,001	$21,215	$69,073	$89,354	$78,793	$60,575	$50,960

Computation of Fixed Charges
Portion of net rental expense deemed representative of interest	$84	$71	$318	$298	$222	$170	$114
Interest on short-term borrowed funds	479	1,499	1,744	2,771	3,318	1,677	1,072
Interest on long-term debt	1,166	356	6,000	6,233	4,995	4,371	3,828

Total fixed charges, excluding interest on deposits	1,729	1,926	8,062	9,302	8,535	6,218	5,014
Interest on deposits	6,412	10,307	34,566	45,123	35,338	20,216	14,048

Total fixed charges, including interest on deposits	$8,141	$12,233	$42,628	$54,425	$43,873	$26,434	$19,062

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend on a pre-tax basis	$—	$—	$—	$—	$—	$—	$—
Total fixed charges, excluding interest on deposits	1,729	1,926	8,062	9,302	8,535	6,218	5,014

Combined fixed charges and preferred stock dividends, excluding interest on deposits	1,729	1,926	8,062	9,302	8,535	6,218	5,014
Interest on deposits	6,412	10,307	34,566	45,123	35,338	20,216	14,048

Combined fixed charges and preferred stock dividends, including interest on deposits	$8,141	$12,233	$42,628	$54,425	$43,873	$26,434	$19,062

Ratio of Earnings to Fixed Charges
Excluding deposit interest	3.81X	5.66X	4.28X	4.75X	5.09X	6.49X	7.36X
Including deposit interest	1.60X	1.73X	1.62X	1.64X	1.80X	2.29X	2.67X

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	3.81X	5.66X	4.28X	4.75X	5.09X	6.49X	7.36X
Including deposit interest	1.60X	1.73X	1.62X	1.64X	1.80X	2.29X	2.67X